CARD Bank and CARD MRI's IT Company signed tripartite agreement with TelUPay for a secure mobile financial service for micro-finance clients

NEW YORK, Sept. 3, 2014 /PRNewswire via COMTEX/ -- USA, TelUPay International Inc. (OTCBB: TLPY), through its Philippine subsidiary, TelUPay (Philippines) Inc., signed tripartite agreement with CARD Bank, Inc. (CARD Bank) and CARD MRI Information Technology, Inc. (CMIT) to deliver a secure mobile collection technology for CARD Bank's micro-finance clients.

CARD Bank serves 1.3 million micro-finance clients and is one of the largest micro-finance oriented rural banks in the Philippines. TelUPay's mobile collection service, closely implemented with CMIT, aims to enhance CARD Bank's current process for the collection of micro-loans to substantially reduce costs. The service is expected to assist CARD MRI (Mutually Reinforcing Institutions) to reach its goal of serving 5.3 million socially and economically challenged families by 2016. CARD Bank and CMIT are both member institutions of CARD MRI.

"We are very pleased to have such innovative partners such as CARD Bank and CMIT launch our fully secure mobile financial services in the Philippines," states Mr. Adrian Ansell, CEO of TelUPay. The service empowers CARD Bank's customers to conduct transactions directly and assists CARD Bank's agents to provide services for customers without mobile phones in remote areas. It allows customers to conduct balance inquiries, fund transfers, mobile airtime purchases, and a wide-range of other mobile banking and payment services.

"The customized product developed by TelUPay is a breakthrough in mobile financial services technology," said Ms. Dolores Torres, President of CARD Bank. "It will provide CARD Bank's customers an easy and secure method of repaying their loans and will provide access to a full range of financial products and services in real-time."

The partners plan to roll out the service to more CARD Bank branches to reach its 1.3 million existing clients after the successful pilot run.

About CARD Bank and CMIT

CARD Bank, Inc., a member of the group known as the CARD Mutually Reinforcing Institutions (CARD MRI), is a microfinance-oriented rural bank that aims to provide the poor with diverse financial and non-financial services. Currently CARD Bank has 55 branches across the country serving more than 1.3 million clients.

CARD MRI is an IT services corporation specializing in integrated technology solutions for micro-finance, micro-insurance and other related organizations. It is a member of and the primary technology provider for the CARD Mutually Reinforcing Institutions (CARD MRI), the Philippines' biggest microfinance conglomerate.

www.cardmri.com/cmit

About TelUPay International Inc.

TelUPay International Inc. is the parent company of the TelUPay Group, which has developed the next generation of secure mobile banking and payments technology designed and customized for banks, mobile operators, credit card companies, micro-finance and other financial institutions, offered as "client branded" mobile app/services to their customers. TelUPay mobile service includes; P2P (peer-to-peer) fund transfers both domestically and internationally, bill payments, merchant payments, mobile airtime purchases, balance inquiries and a host of other services designed to provide the ultimate convenience to the consumer at the lowest possible cost.

www.telupay.com